Exhibit (a)(5)(H)

Press release

For further information, please contact:

Media Hotline: +46 31 337 2400

Press Relations: Rebecca Janzon, +46 31-337 3880; +46 727-173 880; rebecca.janzon@skf.com

Investor Relations: Marita Björk, +46 31-337 1994; +46 705-181 994; marita.bjork@skf.com

SKF successfully closes offer to acquire Kaydon Corporation; acquisition expected to close later today

Gothenburg, Sweden, 16 October, 2013: The SKF Group today announced the successful completion of its all cash tender offer to acquire all outstanding shares of Kaydon Corporation (NYSE:KDN) for USD 35.50 in cash. SKF expects to complete the acquisition of Kaydon later today through a merger under Section 251(h) of the Delaware General Corporation Law.

“I am delighted that Kaydon and its employees will be joining the SKF Group. Kaydon brings to SKF a highly complementary product portfolio and an improved customer and geographic presence. They have a strong leadership team, as well as highly skilled and qualified employees,” says Tom Johnstone, SKF President and CEO. “This acquisition fully supports SKF’s strategy to become a knowledge engineering company and will enable us to even better serve our customers and distributors around the world.”

Kaydon is a diversified industrial manufacturer with three distinct business areas: friction control products (primarily bearings), velocity control products and specialty products, including environmental services. Kaydon has a global footprint with 62% of its sales generated in North America, 24% in Europe, 12% in Asia Pacific and 2% in the rest of the world. In 2012, the company had sales of USD 475 million, with an adjusted operating profit of around 16% and has over 2,100 employees.

SKF expects to achieve annual cost synergies of USD 30 million and sales synergies of USD 50 million over the next several years. This will be achieved by leveraging synergies in cost and purchasing, in distribution and sales channels and by utilizing the combined manufacturing foot print.

The tender offer expired on 11.59 p.m., Eastern Time on 15 October, 2013, and a total of 25,463,526 shares were validly tendered into and not validly withdrawn from the tender offer, representing approximately 77.1% of Kaydon’s outstanding shares on a fully diluted basis. The condition of the tender offer that a majority of Kaydon’s outstanding shares on a fully-diluted basis be validly tendered and not withdrawn has been satisfied.

As a result of the merger planned later today, Kaydon will be a wholly owned subsidiary of SKF from 16 October, 2013 and will be reported outside the existing business areas. All remaining eligible Kaydon shares will be converted into the right to receive USD 35.50 per share in cash, without interest and less any applicable withholding taxes, the same price that was paid in the tender offer (eligible shares exclude those for which holders properly demanded appraisal under Delaware law). Following completion of the merger, the common stock of Kaydon will cease to be traded on the New York Stock Exchange and will no longer be listed.

J.P. Morgan Limited is serving as financial advisor to SKF and Reed Smith LLP is serving as SKF’s legal counsel.

Aktiebolaget SKF

(publ)

SKF is a leading global supplier of bearings, seals, mechatronics, lubrication systems, and services which include technical support, maintenance and reliability services, engineering consulting and training. SKF is represented in more than 130 countries and has around 15,000 distributor locations worldwide. Annual sales in 2012 were SEK 64,575 million and the number of employees was 46,775. www.skf.com

® SKF is a registered trademark of the SKF Group.

Cautionary statement

This press release contains forward-looking statements that are based on management’s beliefs and assumptions. In some cases, you can identify forward looking statements by terms such as “may,” “will,” “should,” “could,” “would,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “projects,” “predicts,” “potential,” and similar expressions. Such forward-looking statements, including statements relating to SKF’s expectations for the future performance of Kaydon Corporation, the future opportunities associated with the acquisition, and the success of SKF integrating Kaydon into its business, are not historical facts and are subject to certain risks and uncertainties that could cause actual results to differ materially from those expressed or implied. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Such risks and uncertainties include changes in economic, market and competitive conditions, changes in the regulatory environment and other government actions, fluctuations in exchange rates and other factors mentioned in SKF’s latest annual report (available on www.skf.com) under the Administration Report; “Important factors influencing the financial results”, “Financial risks” and “Sensitivity analysis”, and in its full-year report under “Risks and uncertainties in the business.” We undertake no obligation to revise or update publicly any forward-looking statement, except as required by law.